UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549 FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2021

GRIT BXNG AT HOME, INC.

(Exact name of issuer as specified in its charter)

Delaware	85-2913334
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

9 East 16th Street, New York, New York, New York 10003

(Full mailing address of principal executive offices)

212-727-2077

(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the notes of those statements that are included elsewhere in this Report. Our discussion includes forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations and intentions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of a number of factors. We use words such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “may,” “will,” “should,” “could,” and similar expressions to identify forward-looking statements. Our future operating results, however, are impossible to predict and no guaranty or warranty is to be inferred from those forward-looking statements.

We were formed in August 2020 and have little to no operating history, therefore our results of operations described herein may not be indicative of our results of operations in subsequent years and/or quarters. Your ability to analyze and compare our results of operations is therefore significantly limited.

Critical Accounting Policies and Estimates

The consolidated financial statements have been prepared in accordance with principles generally accepted in the United States (“U.S. GAAP”). The preparation of financial statements in conformity with U.S. GAAP requires management to make judgments, assumptions and estimates that affect the amounts reported in our consolidated financial statements and accompanying notes. Actual results could differ materially from those estimates.

Our significant accounting policies are more fully described in the notes in our consolidated financial statements included elsewhere in this Report.

Results of Operations

The following information summarizes our results of operations included in our consolidated unaudited financial statements for the six month ended June 30, 2021.

Revenues

To date we have not derived any revenue from operations as we have not yet developed our GRIT BXNG at Home Product (the “Product”). Our revenues are expected to be primarily derived from the sales of the Product, our subscription service and sale of accessories to the Product.

Operating Expenses

Our Operating Expenses for the six months ended June 30, 2021 were $329,745.

Net Loss

Our Net Loss for the six months ended June 30, 2021 was $329,745.

Liquidity and Capital Resources

Since our inception, we have had a net loss from operations of $433,697 and had cash flows from operations of $0. We have funded our operations from loans from our parent company and its subsidiary, Change Your Life LLC. We used $ 433,697 of cash in our operating activities since inception. Since inception through June 30, 2021, we have used $0 in investing activities. Until we build and sell the Product we do not expect to generate cash from operations. Even if we generate revenue, we will likely experience losses and will likely need to raise additional funds in the future to meet our working capital requirements and pursue our business strategy. Our auditors have indicated that our ability to continue as a going concern is in doubt due to the likelihood that we will incur substantial losses prior to generating any revenue and that we will need to raise additional funds in order to continue operations.

Work Hard, our parent company and Change Your Life LLC, a wholly owned subsidiary of Work Hard, respectively loaned us $418,700 and $16,034 for expenses. The loans do not have a designated maturity date or interest rate. We expect to continue borrowing from Work Hard or Change Your Life LLC to cover any further expenses until we have raised a sufficient amount of funds from this Offering to cover such expenses.

As of June 30, 2021, we had $1,037 in cash and a net working capital of the same amount.

Shares

The Company’s Amended Certificate of Incorporation authorizes 20,000,000 shares of common stock and 2,500,000 shares of preferred stock at $0.001 par value. As of June 30, 2021, 6,666,667 shares of common stock were issued and outstanding pursuant to the conversion of membership units when the Company converted from a LLC in December 2020.

Contractual obligations and commitments

Work Hard, our parent company and Change Your Life LLC, a wholly owned subsidiary of Work Hard, have provided intercompany loans to us $ 418,700 and $16,034, respectively, for expenses. The loans do not have a designated maturity date or interest rate. We expect to continue borrowing from Work Hard or Change Your Life LLC to cover any further expenses until we have raised a sufficient amount of funds from this Offering to cover such expenses.

We have entered into a product design agreement with Industrial Design LLC where consideration includes, but is not limited to, a royalty on future net sales and considerable direct stock and stock options.

Off-balance sheet arrangements

We did not have during the period presented, and we do not currently have, any off-balance sheet arrangements as defined under SEC rules.

Plan of Operations

We have not yet received any revenue from operations. Over the course of the 12 months following the Company’s Form 1-A Offering, assuming the maximum offering amount is raised, we expect to design and develop a prototype of the Product, develop a software platform, acquire original content and recruit instructors for that purpose, build out a marketing team, seek a manufacturing partner, and manufacture and deliver the first 1,000 to 5,000 units of the Product. If we don’t raise the maximum offering amount in the Form 1-A Offering we will likely need to raise additional funds to finance our plans for the next 12 months. Assuming we raise the maximum offering amount, we expect that the Form 1-A offering will satisfy our capital requirements for the next 12 months.

Trend Information

We expect the growth of the at-home workout equipment market to continue into the foreseeable future due to COVID-19 stay at home orders and our own marketing research of consumer habits. Our plans for the next 12 months to take advantage of this growth may not come to fruition due to a number of risks and uncertainties, as more fully described in the section titled “Risk Factors” found elsewhere in this Offering Circular. Some of the potential trends include global supply chain issues due to COVID-19 that have and may continue to hinder our ability to obtain raw materials, our ability to create original content, recruit instructors, the success of those instructors’ original content in appealing to consumers, our ability to raise additional funds, if necessary, on acceptable terms or at all, to successfully implement our business plan and our ability to recruit influencers as part of our marketing campaign, among others.

Item 2. Other Information

On September 15, 2021, the board of directors (the “Board”) of the Company appointed Stephen Seligman to serve as a member of the Board. The appointment is effective as of September 30, 2021. In connection with the appointment, Christopher Murray tendered his resignation as an officer and director of the Company effective as of September 30, 2021. Mr. Murray’s resignation was not a result of any disagreement between the Company and Mr. Murray on any matter relating to the Company’s operations, policies or practices.

From 2010 to 2020, Stephen Seligman served as the Chief Executive Officer of Generocity Partners, Inc., a for-profit social venture company. The companies in the Generocity platform included: Mayacamas Ranch---a 350 acre, 65 bed, retreat center located in Calistoga, CA; MediaOne Video Production Studios---a Bay Area premier media production and broadcast company; and Cascade Settlement Services---a class-action finance business with an investment fund of over $150,000,000 in assets. Generocity provides a host of services and campaigns to educate, aggregate, and inspire philanthropy.

Prior to that, for 15 years, Mr. Seligman was the CEO and co-owner of The Learning Annex---America’s largest private alternative adult education company. Mr. Seligman was also the co-founder and co-owner of Hema Systems Limited, the nation’s first FDA approved private biotech company that stores a patient’s own blood prior to surgery in case a transfusion is necessary, which company was sold to The New York Blood Center in 1990. He served as the Administrative Director of the Ambulatory Care Department (160 outpatient clinics) and Emergency Room for The Mount Sinai Medical Center in NYC from 1981 to 1986.

Mr. Seligman has served on a number of non-profit Boards of Directors including The Hoffman Institute and The Greenwood School, a Waldorf-inspired education platform, both based in northern California.

 Item 3. Financial Statements

GRIT BXNG At Home, Inc.

FINANCIAL STATEMENTS

JUNE 30, 2021

UNAUDITED

GRIT BXNG At Home, Inc.

BALANCE SHEET

UNAUDITED

June 30,
2021
ASSETS
Current assets:
Cash	$1,037
Total assets	$1,037
LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Due to related parties	434,734
Total liabilities	434,734
Stockholders’ deficit:
Preferred stock, $0.001 par value; 2,500,000 shares authorized, no shares issued or outstanding	-
Common stock, $0.001 par value; 20,000,000 shares authorized, 6,666,667 shares issued and outstanding	6,667
Subscription receivable	(6,667)
Accumulated deficit	(433,697)
Total stockholders’ deficit	(433,697)
Total liabilities and stockholders’ deficit	$1,037

See accompanying notes, which are an integral part of these financial statements.

GRIT BXNG At Home, Inc.

STATEMENTS OF OPERATIONS

UNAUDITED

Six Months
Ended
June 30,
2021
Revenue	$-
Operating expenses:
General and administrative	34,236
Sales and marketing	187,667
App development	102,540
Legal and professional	5,302
Total operating expenses	329,745
Net loss	$(329,745)
Weighted average number of common shares outstanding - basic and diluted	6,666,667
Net loss per common share - basic and diluted	$(0.05)

See accompanying notes, which are an integral part of these financial statements.

GRIT BXNG At Home, Inc.

STATEMENT OF CHANGES IN STOCKHOLDERS’ DEFICIT

UNAUDITED

					Total
	Common Stock		Subscription	Accumulated	Stockholders’
	Shares	Amount	Receivable	Deficit	Deficit
Balance at December 31, 2020	6,666,667	$6,667	$(6,667)	$(103,952)	$(103,952)
Net loss	-	-	-	(329,745)	(329,745)
Balances at June 30, 2021	6,666,667	$6,667	$(6,667)	$(433,697)	$(433,697)

See accompanying notes, which are an integral part of these financial statements.

GRIT BXNG At Home, Inc.

STATEMENT OF CASH FLOWS

UNAUDITED

Six Months
Ended
June 30,
2021
Cash flows from operating activities:
Net loss	$(329,745)
Net cash used in operating activities	(329,745)
Cash flows from financing activities:
Loans from related parties	328,500
Net cash provided by financing activities	328,500
Net change in cash	(1,245)
Cash at beginning of period	2,282
Cash at end of period	$1,037

See accompanying notes, which are an integral part of these financial statements.

GRIT BXNG At Home, Inc.

NOTES TO FINANCIAL STATEMENTS

UNAUDITED

1.	NATURE OF OPERATIONS

GRIT BXNG At Home LLC (the “Company”) was formed in Delaware on August 21, 2020. The Company is developing at-home gym equipment for consumers with live- streamed classes available on subscription plans. On December 16, 2020, the Company converted to a Delaware corporation as GRIT BXNG At Home, Inc. The Company’s headquarters are in New York. The Company began operations in 2020.

As of December 31, 2020, the Company has not generated revenue. The Company’s activities since inception have consisted of formation and development activities and preparations to raise capital. The Company is dependent upon additional capital resources for its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company’s planned operations or failing to profitably operate the business.

2.	GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, and has sustained net losses of $433,697 since inception. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 6) and funds from revenue producing activities, if and when such can be realized. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“GAAP”). The Company’s fiscal year is December 31.

Use of Estimates

The preparation of the Company’s financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At June 30, 2021, all of the Company’s cash and cash equivalents were held at one accredited financial institution.

GRIT BXNG At Home, Inc.

NOTES TO FINANCIAL STATEMENTS

UNAUDITED

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

●	Level 1—Quoted prices in active markets for identical assets or liabilities.

●	Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

●	Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2021. The carrying values of the Company’s assets and liabilities approximate their fair values.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company plans to generate income from sales of at-home gym equipment and membership subscriptions. To date, the Company has not generated revenue.

Research and Development Costs

Costs incurred in the research and development of the Company’s application software are expensed as incurred.

Advertising Expenses

The Company expenses advertising costs as they are incurred. Advertising expenses are included in sales and marketing expenses in the statement of operations.

GRIT BXNG At Home, Inc.

NOTES TO FINANCIAL STATEMENTS

UNAUDITED

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company’s policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. There were no potentially dilutive securities as of June 30, 2021.

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company is currently evaluating the impact on its financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) and has issued subsequent amendments to this guidance. This new standard will replace all current guidance on this topic and eliminate all industry-specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The guidance is effective for interim and annual periods beginning after December 31, 2018. The standard may be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company has adopted this standard in August 2020.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4.	STOCKHOLDERS’ EQUITY

The Company’s Amended Certificate of Incorporation authorizes 20,000,000 shares of common stock and 2,500,000 shares of preferred stock at $0.001 par value. As of June 30, 2021, 6,666,667 shares of common stock were issued and outstanding pursuant to the conversion of membership units when the Company converted from a LLC in December 2020.

Each share of common stock carrying the right to vote shall entitle the holder to one vote on any matter submitted to a vote at a meeting of the stockholders.

GRIT BXNG At Home, Inc.

NOTES TO FINANCIAL STATEMENTS

UNAUDITED

5.	RELATED PARTY TRANSACTIONS

The Company receives loans from its parent company, Work Hard Play Hard Train Hard Inc. (“Work Hard”) and from Change Your Life, LLC (“Change Your Life”, a wholly-owned subsidiary of Work Hard. As of June 30, 2021, the Company has $418,700 and $16,034 in outstanding loans from Work Hard and Change Your Life, respectively.

6.	SUBSEQUENT EVENTS

Regulation A+ Offering

The Company is raising (the “Reg A+ Offering”) up to $50,000,000 in common stock. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form 1-A, as amended in order to receive any funds. As of the date of this filing, the Company has raised approximately $290,000 in proceeds.

The Reg A+ Offering is being made through OpenDeal Broker LLC (the “Intermediary” aka “Republic” or “Republic.co”). The Intermediary will be entitled to receive: a) 4% commission fee on Offering proceeds between $625,000 and $4,125,000 or 3.5% commission fee on Offering proceeds above $4,125,000 and b) a securities commission equivalent to 1% of the dollar value of the securities issued to investors in the Reg A+ offering.

Management has evaluated subsequent events through August 25, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

Item 4. Exhibits

PART III

EXHIBITS

Exhibit No.	Description
3.1	Certificate of Formation filed with the Delaware Secretary of State on August 21, 2020*
3.2	Certificate of Conversion filed December 3, 2020 with the Delaware Secretary of State on December 3, 2020*
3.3	Certificate of Incorporation filed with the Delaware of Secretary of State on December 3, 2020*
3.4	Certificate of Amendment to the Certificate of Incorporation, filed with the Delaware Secretary of State on December 17, 2020*
3.5	Bylaws, dated December 3, 2020, of GRIT BXNG AT Home, Inc.*
3.6	Certificate of Amendment to the Certificate of Incorporation, filed with the Delaware Secretary of State on February 9, 2021***
3.7	Certificate of Amendment to the Certificate of Incorporation, filed with the Delaware Secretary of State on February 19, 2021****
4.2	Intercompany Notes**
10.1	Product Development Agreement between GRIT BXNG At Home, Inc. and Industrial Design, LLC dated November 3, 2020. **#
15.1	Code of Business Conduct and Ethics*

*	Filed as an exhibit to the GRIT BXNG at Home, Inc. Regulation A Offering Circular on Form 1-A filed with the SEC (Commission File No. 024-10810) on December 23, 2020, as amended, and incorporated herein by reference.
**	Filed as an exhibit to the GRIT BXNG at Home, Inc. Regulation A Offering Circular Amendment on Form 1-A/A filed with the SEC (Commission File No. 024-10810) on January 26, 2021 and incorporated herein by reference.
***	Filed as an exhibit to the GRIT BXNG at Home, Inc. Regulation A Offering Circular Amendment on Form 1-A/A filed with the SEC (Commission File No. 024-10810) on February 9, 2021 and incorporated herein by reference.
****	Filed as an exhibit to the GRIT BXNG at Home, Inc. Regulation A Offering Circular Amendment on Form 1-A/A filed with the SEC (Commission File No. 024-10810) on February 19, 2021 and incorporated herein by reference.
#	Certain portions of this exhibit (indicated by “[***]”) have been omitted pursuant to confidential treatment.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Exact name of issuer as specified in its charter)	GRIT BXNG AT HOME, INC.

By (Signature and Title)	/s/ WILLIAM ZANKER, CEO, President and Chairman

Date	SEPTEMBER 28, 2021

Pursuant to the requirements of Regulation A, this report has been signed below by the following per- sons on behalf of the issuer and in the capacities and on the dates indicated.

By (Signature and Title)	/s/ WILLIAM ZANKER, CEO, President and Chairman (principal executive officer)

Date	SEPTEMBER 28, 2021

By (Signature and Title)	/s/ CHRISTOPHER MURRAY, Chief Operating Officer and director (principal accounting and financial officer)

Date	SEPTEMBER 28, 2021

By (Signature and Title)	/s/ EDIVA ZANKER, director

Date	SEPTEMBER 28, 2021